Exhibit 99.1

VIA optronics AG Announces New Automotive Display Business Award

New supply agreement with premium Chinese electric vehicle customer demonstrates strong demand for the Company’s automotive solutions

Nuremberg, Germany: July 6, 2022 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced a business award from a tier 1 Chinese electric vehicle (EV) maker for its instrument cluster and center information display (CID). The product combines a C-shaped cover lens with one of the Company’s touch sensor solutions laminated to the cover lens. This award adds to VIA’s strong track record in the EV space.

Jürgen Eichner, Chief Executive Officer and Founder of VIA optronics AG, commented, “We are excited to announce this new business win with a premium player in the EV market in China. The project combines three-dimensional glass with one of our touch solutions, providing a dual display solution on a split cover lens. The design requires advanced capabilities, which we are positioned to provide due to our multi-year experience and technology. With start of production (SOP) in the second half of 2023, the award will provide a strong contribution to VIA’s top-line growth over the next six years and exemplifies the significant demand for our solutions in the automotive market.”

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:

Investor Relations for VIA optronics:
Lisa Fortuna
Sam Cohen
Alpha IR Group
VIAO@alpha-ir.com
Phone: +1 312-445-2870

Media:
Alexandra Müller-Plötz
AMueller-Ploetz@via-optronics.com
+49-911-597 575-302